The World Bank Group	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

File No. 1-3431

REGULATION BW

RULE 2

February 9, 2006

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

                Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

(a)	the Management’s Discussion & Analysis and Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending December 31, 2005; and

(b)	the list of transactions with regard to the Bank’s securities and borrowings during the quarter ending December 31, 2005.

Sincerely yours,

/s/ J. Clifford Frazier
J. Clifford Frazier
Chief Counsel, Finance

Attachments

International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
December 31, 2005

(Unaudited)

C O N T E N T S

December 31, 2005

MANAGEMENT‘S DISCUSSION AND ANALYSIS

Financial Statement Reporting
Management Reporting
Current Value Basis
Equity-to-Loans
Results of Operations
Governance
Net Income Allocations and Transfers

IBRD CONDENSED FINANCIAL STATEMENTS

Condensed Balance Sheet
Condensed Statement of Income
Condensed Statement of Comprehensive Income
Condensed Statement of Changes in Retained Earnings
Condensed Statement of Cash Flows
Notes to Financial Statements
Report of Independent Accountants

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2005 (FY 2005). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

Basis of Preparation

For the fiscal year ended June 30, 2005, IBRD prepared financial statements in conformity with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (U.S. GAAP). Effective July 1, 2005 IBRD has suspended the preparation of financial statements in accordance with IFRS. The unaudited condensed quarterly financial statements as of and for the six month period ended December 31, 2005 have been prepared solely in conformity with U.S. GAAP (referred to in this document as the “reported basis”). This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets. IBRD anticipates completing its review of the fair value option under IFRS and reaching a decision on future financial statement presentation by June 30, 2006.

As allowed under Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities,” along with its amendments (herein referred to as “FAS 133”), IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings.

FAS 133 allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative financial instruments are recognized immediately in earnings.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

Figure 1 depicts the impact on IBRD’s total equity, from the effects of applying FAS 133 as compared to applying current value measurement.

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities.

FAS 133 requires that all derivatives be accounted for at market values in the balance sheet; for derivatives that are not part of a qualifying hedging relationship, changes in the market values must be recognized in earnings. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to fixed non-U.S. dollar rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked-to-market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

Figure 1: Impact on Retained Earnings and other Equity: FAS 133 versus Current Value Adjustments

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133.” (a)

(a). For the purpose of this document, “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133” result from IBRD’s application of FAS 133.

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Six Months Ended		Full Year
	December 31, 2005	December 31, 2004	June 30, 2005
Lending Summary
Commitments to member countries (a)	5,687	4,863	13,611
Gross Disbursements	5,888	6,198	9,722
Net Disbursements (b)	(742)	(2,231)	(5,131)
Reported Basis
Operating Income	1,004	784	1,320
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133(c)	(934)	1,520	2,511
Net Income	70	2,304	3,831
Net Return on Average Interest-earning Assets	1.52	1.11	0.96
after the effects of FAS 133 (c)	0.11	3.26	2.79
Gross Return on Average Outstanding Loans	4.47	3.69	3.83
Gross Return on Average Cash and Investments	3.61	1.81	2.17
Cost of Average Borrowings (including swaps)	3.85	2.82	3.06
after the effects of FAS 133 (c)	5.86	(0.11)	0.54
Return on Equity	5.84	4.64	3.90
after the effects of FAS 133 (c)	0.40	13.52	11.13
Equity-to-Loans Ratio	31.63	30.00	31.45
Current Value Basis
Net Income	451	1,465	1,044
of which current value adjustment	(556)	676	(273)
Net Return on Average Interest-earning Assets	0.67	2.03	0.74
Return on Equity	2.61	8.50	3.04
Equity-to-Loans Ratio	30.89	29.84	30.83

(a). From March 2005 commitments include guarantee commitments and guarantee facilities.

(b). Amounts include transactions with International Finance Corporation and capitalized loan origination fees.

(c).  This refers to “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133”.

On a current value basis, net income for the six months ended December 31, 2005 was $451 million, a decrease of $1,014 million from the net income for the same period in the previous fiscal year. For a detailed discussion on the key components contributing to the lower income, please refer to the Current Value Basis section.

To maintain the risk-bearing capacity of its equity with respect to movements in interest rates and exchange rates, IBRD closely matches the duration and currency composition of its equity capital to that of its loans portfolio within a tolerance of six months. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the US dollar value of equity may change with market changes.

The equity-to-loans ratio on a current value basis increased to 30.89% at December 31, 2005, from 29.84% at December 31, 2004 due to a reduction in IBRD’s loan portfolio partially offset by a decrease in equity. The decrease in equity was largely due to the negative current value adjustment of $971 million between the two reporting dates, partially offset by allocations to the General Reserve of $690 million; $590 million from FY 2005 net income, and $100 million from Surplus. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the six months ended December 31, 2005, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At December 31, 2005, the $1,974 million ($3,148 million—June 30, 2005) increase to IBRD’s loan balance from the reported basis to the current value basis reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $1,174 million decrease in the current value adjustment from June 30, 2005, was primarily due to the decrease in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the upward shift in the reference market yield curve for the U.S. dollar (see Figure 2).

Figure 2: IBRD’s U.S. Dollar Funding Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Table 2: Condensed Current Value Balance Sheets at December 31, 2005 and June 30, 2005

In millions of U.S. dollars

	December 31, 2005				June 30, 2005
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustment	Current Value Basis	Current Value Basis

Due from Banks	$1,571			$1,571	$1,177
Investments	26,391			26,391	27,444
Loans Outstanding	103,099		$1,974	105,073	107,549
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,048)			(3,048)	(3,491)
Swaps Receivable
Investments	8,017			8,017	9,735
Loans	86	$1	*	87	90
Borrowings	74,219	(3,035)	3,035	74,219	75,187
Other Asset/Liability	856	(116)	116	856	878
Other Assets	6,594		(379)	6,215	6,188
Total Assets	$217,785	$(3,150)	$4,746	$219,381	$224,757

Borrowings	$98,096	$(1,564)	$4,552	$101,084	$105,691
Swaps Payable
Investments	8,849			8,849	11,215
Loans	87	(* )		87	89
Borrowings	66,597	(179)	179	66,597	65,404
Other Asset/Liability	997	(152)	152	997	1,034
Other Liabilities	5,070			5,070	4,381
Total Liabilities	179,696	(1,895)	4,883	182,684	187,814
Paid-in Capital	11,483			11,483	11,483
Retained Earnings and Other Equity	26,606	(1,255)	(137)	25,214	25,460
Total Equity	38,089	(1,255)	(137)	36,697	36,943
Total Liabilities and Equity	$217,785	$(3,150)	$4,746	$219,381	$224,757

*Indicates amount less than $0.5 million.

Table 3: Condensed Current Value Statements of Income for the Six Months Ended:

In millions of U.S. dollars

	December 31, 2005			December 31, 2004
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$2,350		$2,350	$2,036
Income from Investments, net	488	$3	491	286
Other Income	126		126	123
Total Income	2,964	3	2,967	2,445

Borrowing Expense	1,844		1,844	1,460
Administrative Expense including contributions to Special Programs	525		525	539
Board of Governors-Approved Special Allocation Grants	5		5
Release of Provision for Losses on Loans and Guarantees	(415)	415	—	—
Other Expense	1		1	6
Total Expense	1,960	415	2,375	2,005
Operating Income	1,004	(412)	592	440
Current Value Adjustment		(556)	(556)	676
Release of Provision for Losses on Loans and Guarantees—Current Value		415	415	349
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(934)	934	—	—
Net Income	$70	$381	$451	$1,465

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of December 31, 2005					Total Income Statement Effect for the Six Months Ended
	Loans	Borrowings		Other Asset/ Liability	Less Prior Years’ Effects	December 31, 2005	December 31, 2004
Total Current Value Adjustments on Balance Sheet	$1,974	$(2,075	)(a)	$(36)	$(342)	$(479)	$265

Unrealized (Losses) on Investments(b)						(3)	(5)

Currency Translation Adjustment(c)	(418)	361		(17)		(74)	416

Total Current Value Adjustments						$(556)	$676

(a). Amount is net of the current value adjustment for swaps, and unamortized issuance costs.

(b). Unrealized (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(c).  The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

Borrowings Portfolio

The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

At December 31, 2005, the current value adjustment of $2,075 million as shown in Table 4 ($2,793 million—June 30, 2005) reflects the average cost of the borrowing portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $718 million decrease from June 30, 2005, in the current value adjustment was due primarily to the decrease in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the upward shift in the reference market yield curve for the U.S. dollar (see Figure 2).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $1,014 million decrease in net income on a current value basis, between the six months ended December 31, 2005 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $314 million during the first six months of FY 2006, in comparison with the same period in the previous fiscal year. The main reason for this increase was higher lending rates which contributed $500 million. This was partially offset by $120 million in reduced income due to lower average loan balances outstanding.

Provision for Losses on Loans and Guarantees

For the first six months of FY 2006, there was a $415 million release of the provision for losses on loans and guarantees in comparison to a release of $349 million during the first six months of FY 2005. The release of provision in each period reflects the combined impact of changes in the creditworthiness of the portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD). The effect has been an increase in net income of $66 million between the two periods.

Income from Investments

Income from investments increased by $205 million, due to higher average short-term interest rates during the first six months of FY 2006, in comparison with the same period of FY 2005 (see Figure 3). The average duration of IBRD’s net investment portfolio is less than three months.

Borrowing Expenses

Borrowing expenses increased by $384 million during the first six months of FY 2006, in comparison with the same period in FY 2005. With about two-thirds of the borrowings based on short-term U.S. dollar interest rates, the higher U.S. dollar six-month LIBOR rates in FY 2006 (see Figure 3) resulted in increased borrowing expenses. This was partially offset by a reduction in the average portfolio size.

Current Value Adjustments

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio.

The decrease in net income on account of current value adjustment was $556 million for the six months ended December 31, 2005 (increase of $676 million for the six months ended December 31, 2004) as shown in Table 4. The current value adjustment reflects changes in both interest rates and currency exchange rates.

The current value adjustment due to interest rate changes of negative $479 million during this period was due primarily to the upward shift in the U.S. dollar reference market yield curve (see Figure 2). In contrast, over the same period last year, IBRD’s equity on a current value basis increased by $265 million, due to the downward shift in the applicable reference market yield curves. Similarly, the current value adjustment arising from currency translation adjustments of negative $74 million was due primarily to the depreciation of the euro (1.58%) and Japanese yen (6.27%) against the U.S. dollar during the period.

Of the negative $74 million current value adjustment, the impact on the loans portfolio was a reduction of $418 million. The euro and the Japanese yen accounted for approximately 16% and 4%, of the total loan portfolio, and 97% of total non-U.S. dollar denominated loans at December 31, 2005. During the same period, the net impact of exchange rate changes on the borrowings portfolio was a $361 million decrease. The euro and the Japanese yen accounted for approximately 11% and 3%, of the total borrowing portfolio, and 98% of total non-U.S. dollar denominated borrowings at December 31, 2005. In contrast, during the six months ended December 31, 2004 the impact of exchange rate changes on IBRD’s net assets resulted in a positive translation adjustment of $416 million due to the appreciation of both the euro and the Japanese yen against the U.S. dollar, during that period.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 5, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at December 31, 2005 than at December 31, 2004 and June 30, 2005. This was primarily due to the decrease in net loans outstanding over the reporting dates under comparison.

Table 5: Equity-to-Loans

In millions of U.S. dollars

	December 31, 2005	June 30, 2005	December 31, 2004
Reported Basis
Equity-to-Loans Ratio(a)	31.63%	31.45%	30.00%

Current Value Basis
Equity Used in Equity-to-Loans Ratio(b)	$31,798	$32,414	$32,942
Loans and Guarantees Outstanding, Net of Accumulated Provision for Losses on Loans and Deferred Loan Income	$102,944	$105,138	$110,399
Equity-to-Loans Ratio	30.89%	30.83%	29.84%

(a). Ratios are presented before applying the effects of FAS 133.

(b). The equity used in equity to loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable (receivable) for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 adjustment and Current Value Adjustments.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first six months of FY 2006, short-term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than the comparative period in FY 2005. Figure 3 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 3: Six-Month LIBOR Interest Rates–U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2005, operating income before applying the effects of FAS 133, was $1,004 million, compared to $784 million for the same period in FY 2005. The increase in operating income is explained by the following key factors:

•      A $171 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from rising short term interest rates.

•      A $66 million increase in the release of provision for losses on loans and guarantees. For the first six months of FY 2006, there was a $415 million release of the provision for losses on loans and guarantees in comparison to a release of $349 million during the first six months of FY 2005. The release of provision in each period reflects the combined impact of changes in the creditworthiness of the portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD).

Table 6: Net Income - Reported Basis

In millions of U.S. dollars

	Six Months Ended
	December 31, 2005	December 31, 2004
Loan Interest Income, Net of Funding Costs
Debt Funded	$159	$155
Equity Funded	765	598
Total Loan Interest Income, Net of Funding Costs	924	753
Other Loan Income	29	55
Release of Provision for Losses on Loans and Guarantees	415	349
Investment Income, Net of Funding Costs	43	49
Net Other Expenses	(407)	(422)
Operating Income	1,004	784
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(934)	1,520
Net Income	$70	$2,304

NET UNREALIZED GAINS (LOSSES) ON NON-TRADING (BORROWINGS RELATED) DERIVATIVE INSTRUMENTS, AS REQUIRED BY FAS 133

IBRD marks to market all derivative instruments, as defined by FAS 133. To a large extent, IBRD uses derivatives to convert fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of market conditions, and then immediately swaps the borrowings into the required currencies. These currency swaps are financially equivalent to non-U.S. dollar fixed-rate assets. With the euro yield curve shifting upwards, these currency swaps resulted in unrealized mark-to-market losses. In addition, there were unrealized losses on U.S. dollar interest rate swaps. As IBRD is a net floating-rate payer in U.S. dollar interest rate swaps, IBRD incurred unrealized losses from the rise in U.S. dollar interest rates (see Figure 2). The overall effect is net unrealized losses of $934 million for the six months ended December 31,

2005. In contrast, the effects of applying FAS 133 resulted in net unrealized gains of $1,520 million for the same period in FY 2005 primarily as a result of downward shifts in the applicable yield curves.

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD’s application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

GOVERNANCE

MANAGEMENT CHANGES

Mr. Vincenzo La Via assumed the position of Chief Financial Officer on December 5, 2005.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2005, and transfers from Surplus, that have been approved by the Executive Directors and the Board of Governors during FY 2006, refer to the Notes to Financial Statements, Note C—Retained Earnings, Allocations and Transfers.

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C O N D E N S E D  B A L A N C E  S H E E T

Expressed in millions of U.S. dollars

	December 31, 2005 (Unaudited)	June 30, 2005

Assets
Due from banks	$1,571	$1,177
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $147 million—December 31, 2005; $nil —June 30, 2005)	26,007	26,733
Securities purchased under resale agreements	384	711
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,787	1,836
Receivable from currency and interest rate swaps
Investments	8,017	9,735
Loans	86	89
Borrowings	74,219	75,187
Other asset/liability	856	878
Loans outstanding—Note B
Total loans	136,270	138,145
Less undisbursed balance	33,171	33,744
Loans outstanding	103,099	104,401
Less:
Accumulated provision for loan losses	2,565	3,009
Deferred loan income	483	482
Net loans outstanding	100,051	100,910
Other assets	4,807	4,752
Total assets	$217,785	$222,008

Liabilities
Borrowings
Short-term	$3,828	$3,217
Medium- and long-term	94,268	98,080
Securities sold under repurchase agreements and payable for cash collateral received	218	—
Payable for currency and interest rate swaps
Investments	8,849	11,215
Loans	87	89
Borrowings	66,597	65,404
Other asset/liability	997	1,034
Payable for transfers approved by the Board of Governors—Note C	802	805
Other liabilities—Note B	4,050	3,576

Total liabilities	179,696	183,420

Equity
Capital stock—Authorized (1,581,724 shares—December 31, 2005; and June 30, 2005) Subscribed (1,572,661 shares—December 31, 2005; and June 30, 2005)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235
	11,483	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	(41)	46
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	26,631	27,171
Accumulated other comprehensive income (loss)—Note E	16	(112)

Total equity	38,089	38,588

Total liabilities and equity	$217,785	$222,008

The Notes to Financial Statements are an integral part of these Statements

C O N D E N S E D  S T A T E M E N T  O F  I N C O M E

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2005	2004	2005	2004

Income
Loans—Note B	$1,209	$1,105	$2,350	$2,036
Investments—Trading	268	158	488	281
Other—Note D	62	65	126	123
Total income	1,539	1,328	2,964	2,440

Expenses
Borrowings	968	777	1,844	1,460
Administrative—Note F	249	237	478	455
Contributions to special programs	41	64	47	84
Board of Governors-approved special allocation grants—Note C	5	—	5	—
Release of provision for losses on loans and guarantees—Note B	(317)	(319)	(415)	(349)
Other	1	3	1	6
Total expenses	947	762	1,960	1,656

Operating income	592	566	1,004	784
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(13)	889	(934)	1,520

Net income	$579	$1,455	$70	$2,304

The Notes to Financial Statements are an integral part of these Statements

C O N D E N S E D  S T A T E M E N T  O F  C O M P R E H E N S  I V E  I N C O ME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2005	2004	2005	2004

Net income	$579	$1,455	$70	$2,304
Other comprehensive income—Note E
Reclassification of FAS 133 transition adjustment to net income	4	(18)	14	(25)
Currency translation adjustments	70	335	114	439
Total other comprehensive income	74	317	128	414

Comprehensive income	$653	$1,772	$198	$2,718

C O N D E N S E D  S T A T E M E N T  O F  C H A N G E S  I N  R E T A I N E D  E A R N I N G S

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2005	2004

Retained earnings at beginning of the fiscal year	$27,171	$23,982
Transfers approved by Board of Governors from Equity—Note C	(610)	(615)
Net income for the period	70	2,304
Net income less transfers approved by the Board of Governors	(540)	1,689

Retained earnings at end of the period	$26,631	$25,671

The Notes to Financial Statements are an integral part of these Statements

C O N D E N S E D  S T A T E M E N T  O F  C A S H  F L O W S

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2005	2004
Cash flows from investing activities
Loans
Disbursements	$(5,868)	$(6,171)
Principal repayments	5,834	6,131
Principal prepayments	796	2,298
Loan origination fees received	7	7
Net cash provided by investing activities	769	2,265

Cash flows from financing activities
Medium- and long-term borrowings
New issues	6,381	5,396
Retirements	(8,972)	(10,730)
Net short-term borrowings	556	(311)
Net currency and interest rate swaps—Borrowings	217	(622)
Payments for transfers approved by the Board of Governors	(610)	(315)
Net maintenance of value settlements	50	37
Net cash used in financing activities	(2,378)	(6,545)

Cash flows from operating activities
Net income	70	2,304
Adjustments to reconcile net income to net cash provided by operating activities
Net unrealized losses (gains) on non-trading (borrowings related) derivative instruments, as required by FAS 133	934	(1,520)
Depreciation and amortization	456	406
Release of provision for losses on loans and guarantees	(415)	(349)
Board of Governors-approved special allocation grants	5	—
Changes in:
Investments—Trading	518	2,199
Other assets and liabilities	445	381
Net cash provided by operating activities	2,013	3,421

Effect of exchange rate changes on unrestricted cash	(42)	14

Net increase (decrease) in unrestricted cash	362	(845)

Unrestricted cash at beginning of the fiscal year	505	1,138

Unrestricted cash at end of the period	$867	$293

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(560)	$2,364
Investments—Trading	(208)	1,485
Borrowings	(1,811)	5,035
Currency and interest rate swaps—Borrowings	1,454	(3,598)
Capitalized loan origination fees included in total loans	20	27

The Notes to Financial Statements are an integral part of these Statements

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2005 financial statements and notes included therein. For the fiscal year ended June 30, 2005, the International Bank for Reconstruction and Development (IBRD) prepared financial statements in conformity with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (U.S. GAAP). Effective July 1, 2005, IBRD has suspended the preparation of financial statements in accordance with IFRS. These unaudited condensed quarterly financial statements as of and for the three and six month periods ended December 31, 2005, have been prepared solely in conformity with U.S. GAAP. This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets.  IBRD anticipates completing its review of the fair value option under IFRS and reaching a decision on future financial statement presentation by June 30, 2006.

In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with U.S. GAAP. The results of operations for the first six months of the current fiscal year are not necessarily indicative of the results that may be expected for the full year.  Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

During the first quarter of the fiscal year ending June 30, 2006, IBRD adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised) (FIN 46(R)), Consolidation of Variable Interest Entities. The adoption of FIN 46 (R), together with its related FASB Staff Positions, did not have a material impact on IBRD’s financial statements.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest on loans to all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD. A summary of the Board approved waivers of loan charges for the fiscal years ending June 30, 2006 (FY2006) and June 30, 2005 (FY2005), is as follows:

Basis points

	Since FY	FY2006		FY2005
Interest waivers
Old loans	1992	5		5
New loans	1999	25		25
Commitment charge waivers	1990	50		50
Front-end fee waivers(a)	2005	75	(b)	50

(a).                            On all loans other than special development policy loans.

(b).                            Applicable to loans presented to the Board between July 1,2005 and the date on which the Board approves a front end fee waiver for FY2007.

The reduction in net income for the three and six month periods ended December 31, 2005 and December 31, 2004 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
Interest waivers	$34	$32	$67	$61
Commitment charge waivers	31	31	62	63
Front-end fee waivers	1	*	1	*
Total	$66	$63	$130	$124

* Indicates amounts less than $0.5 million

Overdue Amounts

At December 31, 2005, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended December 31, 2005, June 30, 2005 and December 31, 2004:

In millions of U.S. dollars

	December 31,
	2005	June 30,
	(Unaudited)	2005
Recorded investment in nonaccrual loans(a)	$1,007	$3,543
Accumulated provision for loan losses on nonaccrual loans	$787	$1,431
Average recorded investment in nonaccrual loans	$3,513	$3,561
Overdue amounts of nonaccrual loans:
Principal	$507	$459
Interest and charges	389	370
Total	$896	$829

(a).                            A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended				Six Months Ended
	December 31,				December 31,
	(Unaudited)				(Unaudited)
	2005			2004	2005	2004
Interest income recognized on loans in nonaccrual status at end of period	$		*	$58	$1	$60
Interest income not recognized as a result of loans being in nonaccrual status		$13		$2	$25	$37

* Indicates amounts less than $0.5 million

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars

	December 31, 2005
	(Unaudited)
		Principal,
		interest and
	Principal	charges	Nonaccrual
Borrower	outstanding	overdue	since
Côte d’Ivoire	$422	$183	November 2004
Liberia	146	388	June 1987
Seychelles	2	1	August 2002
Zimbabwe	437	324	October 2000
	$1,007	$896

On December 14, 2005, all IBRD loans outstanding to Serbia and Montenegro were restored to accrual status following management’s determination that a suitable period of policy and payments performance had passed subsequent to the clearance of all arrears to IBRD in January 2002. Income from loans for the six months ended December 31, 2005, increased by $19 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During the six months ended December 31, 2004, loans made to, or guranteed by Côte d’Ivoire were placed into nonaccrual status. Loan income during this period would have been higher by $22 million, had these loans not been in nonaccural status. During the same period, Iraq cleared all of its outstanding loan principal, interest and charges due to IBRD, all of which were overdue. This resulted in a $56 million increase in IBRD’s loan income, $51 million of which represented income that would have been earned in the previous years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the six months ended December 31, 2005 and for the fiscal year ended June 30, 2005, are summarized below:

In millions of U.S. dollars

	December 31,
	2005	June 30,
	(Unaudited)	2005
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$3,022	$3,520
Release of provision for losses on loans and guarantees	(415)	(502)
Translation adjustment	(30)	4
Accumulated provision for losses on loans and guarantees, end of the period	$2,577	$3,022
Composed of:
Accumulated provision for loan losses	$2,565	$3,009
Accumulated provision for guarantee losses(a)	12	13
Total	$2,577	$3,022

(a).                            The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $1,005 million were outstanding at December 31, 2005 ($1,157 million—June 30, 2005). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2015.

At December 31, 2005, liabilities of $24 million ($22 million—June 30, 2005), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $12 million ($13 million—June 30, 2005).

During the six months ended December 31, 2005, and December 31, 2004, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD’s operations, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual borrowers.

For the six months ended December 31, 2005, there were no loans to any country that generated in excess of 10 percent of loan income. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region as of and for the six months ended December 31, 2005, and December 31, 2004, is presented in the following table:

In millions of U.S. dollars

	December 31, 2005		December 31, 2004
	(Unaudited)		(Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income

Africa	$2,020	$26	$2,480	$16
East Asia and Pacific	26,429	628	28,338	568
Europe and Central Asia	24,980	563	27,501	442
Latin America and the Caribbean	35,330	826	36,793	711
Middle East and North Africa	6,734	145	7,433	202
South Asia	7,514	159	7,123	94
Other(a)	92	3	75	3

Total	$103,099	$2,350	$109,743	$2,036

(a).                            Represents loans to the International Finance Corporation (IFC), an affiliated organization.

Subsequent Event—Suspension of Loan Disbursements

On January 6, 2006, the International Development Association (IDA) suspended all disbursements of credits and grants to the Government of Chad, with the exception of disbursements relating to one regional project, following a breach of loan agreements between the Government of Chad, IBRD and IDA. In addition, no new loans will be presented to the Board of Executive Directors for approval until the issue is resolved.

As of December 31, 2005, IBRD’s only loan to Chad had been fully disbursed and the outstanding balance of the loan at that date was $35 million.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense. On August 4, 2005, IBRD’s Executive Directors approved the allocation of $589.5 million of the net income earned in the fiscal year ended June 30, 2005 to the General Reserve and an increase of $68 million in the pension reserve. There was a $2,511 million increase in Cumulative FAS 133 Adjustments, representing the “net unrealized gains on non-trading (borrowings related) derivative instruments, as required by FAS 133, for the fiscal year ended June 30, 2005.

On September 24, 2005, IBRD’s Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2005: immediate transfers of $400 million to IDA, $210 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, and the allocation of $52.5 million to be retained as Surplus. These transfers are considered to be transactions with shareholders and accordingly have been accounted for as direct reductions to equity. The transfers to IDA and HIPC were made in September 2005. In addition, the Board of Governors approved the transfer of $100 million to the General Reserve out of the $405 million of net income previously retained as Surplus in the fiscal year ended June 30, 2004.

On December 7, 2005, IBRD’s Board of Governors approved the transfer of $5 million to the Trust Fund for Earthquake Recovery and Reconstruction in Pakistan. This amount has been charged to income and simultaneously transferred from Surplus to Unallocated net income within Retained Earnings.

(a). For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, along with its amendments.

Retained earnings comprises the following elements at December 31, 2005 and June 30, 2005:

In millions of U.S. dollars	December 31, 2005 (Unaudited)	June 30, 2005

Special Reserve	$293	$293
General Reserve	22,912	22,222
Pension Reserve	1,023	955
Surplus	395	448
Cumulative FAS 133 Adjustments	1,933	(578)
Unallocated Net Income
Net income	70	3,831
Transfer from Surplus	5	—
	75	3,831

Total	$26,631	$27,171

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the six months ended December 31, 2005 and December 31, 2004, fee revenue associated with administrative services, was as follows:

	Six Months Ended December 31, (Unaudited)
In millions of U.S. dollars	2005	2004
Service fee revenue	$111	$105
Included in these amounts are the following:
Fees charged to IFC	22	22
Fees charged to MIGA	4	4

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2005 and December 31, 2004:

	Accumulated Other Comprehensive Income Six Months Ended December 31, 2005 (Unaudited)
In millions of U.S. dollars	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income

Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	114	—	14	128

Balance, end of the period	$(38)	$500	$(446)	$16

(a).    Reclassification of cumulative effect of change in accounting principle to net income.

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Six Months Ended December 31, 2005 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income

Balance, beginning of the fiscal year	$(13)	$500	$(416)	$71
Changes from period activity	439	—	(25)	414

Balance, end of the period	$426	$500	$(441)	$485

(a).    Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based on their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the six months ended December 31, 2005 and December 31, 2004:

In millions of U.S. dollars

	Three Months Ended December 31, 2005 (Unaudited)			Six Months Ended December 31, 2005 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$67	$10	$3	$134	$20	$6
Interest cost	116	17	3	230	33	5
Expected return on plan assets	(179)	(19)	—	(358)	(39)	—
Amortization of prior service cost	1	(1)	*	3	(1)	*
Amortization of unrecognized net loss	10	8	*	20	16	1
Net periodic pension cost of which:	$15	$15	$6	$29	$29	$12
IBRD’s Share	$7	$7	$2	$13	$13	$5
IDA’s Share	$8	$8	$4	$16	$16	$7

* Indicates amounts less than $0.5 million

In millions of U.S. dollars

	Three Months Ended December 31, 2004 (Unaudited)			Six Months Ended December 31, 2004 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$58	$7	$3	$116	$15	$6
Interest cost	120	15	2	241	30	4
Expected return on plan assets	(173)	(18)	—	(347)	(36)	—
Amortization of prior service cost	3	(1)	*	6	(1)	*
Amortization of unrecognized net loss	—	4	(1)	—	7	(1)
Net periodic pension cost	$8	$7	$4	$16	$15	$9
of which:
IBRD’s Share	$3	$3	$2	$7	$7	$4
IDA’s Share	$5	$4	$2	$9	$8	$5

* Indicates amounts less than $0.5 million

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act was signed into law. The Act introduces a prescription drug benefit under Medicare, known as Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On December 15, 2005, IBRD received notification that it is eligible to receive this federal subsidy. The impact of the subsidy on the accumulated benefit obligation and the net periodic pension cost for IBRD and IDA is currently being assessed, however it is anticipated to be immaterial.

At December 31, 2005, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year ending June 30, 2006 remained unchanged from that disclosed in the June 30, 2005 financial statements: $211 million for the SRP and $63 million for the RSBP.

Deloitte & Touche LLP
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REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstructions and Development (IBRD) as of December 31, 2005, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2005 and 2004, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2005 and 2004. These interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants.  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2005, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 4, 2005, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2005 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

February 13, 2006

Member of
Deloitte Touche Tohmatsu

International Bank for Reconstruction and Development		TREREP_ACC_008
Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings
Borrowings (MLT) October 03, 2005 thru December 30, 2005		1

DESK:	IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/1010AUD05.00		0000007253	AUD		65,000,000	49,162,750	13-Oct-2005	13-Oct-2010

BOND/SELL AUD/IBRD/GDIF/0408AUD04.69		0000007277	AUD		7,000,000	5,268,900	27-Oct-2005	28-Apr-2008

BOND/SELL AUD/IBRD/GDIF/1108AUD04.89		0000007285	AUD		12,600,000	9,330,930	04-Nov-2005	07-Nov-2008

BOND/SELL AUD/IBRD/GDIF/0509AUD05.07		0000007284	AUD		66,000,000	48,229,500	10-Nov-2005	12-May-2009

BOND/SELL AUD/IBRD/GDIF/1107AUD04.75		0000007302	AUD		24,000,000	17,628,000	14-Nov-2005	14-Nov-2007

BOND/SELL AUD/IBRD/GDIF/0509AUD05.24		0000007313	AUD		10,000,000	7,321,500	21-Nov-2005	21-May-2009

BOND/SELL AUD/IBRD/GDIF/1108AUD04.90		0000007317	AUD		317,500,000	234,918,250	28-Nov-2005	25-Nov-2008

BOND/SELL AUD/IBRD/GDIF/0609AUD05.02		0000007316	AUD		50,000,000	37,370,000	12-Dec-2005	15-Jun-2009

BOND/SELL AUD/IBRD/GDIF/0608AUD04.74		0000007337	AUD		16,800,000	12,590,760	19-Dec-2005	19-Jun-2008

Total By Currency						421,820,590

Euro Currency

BOND/SELL EUR/IBRD/MLT/1025EURSTR		0000007234	EUR		75,000,000	89,681,250	07-Oct-2005	07-Oct-2025

BOND/SELL EUR/IBRD/GDIF/1035EURSTR		0000007254	EUR		30,000,000	35,880,000	24-Oct-2005	24-Oct-2035

Total By Currency						125,561,250

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/1210HUF05.50		0000007325	HUF		4,000,000,000	19,023,161	21-Dec-2005	21-Dec-2010

Total By Currency				19,023,161

Icelandic Krona

BOND/SELL ISK/IBRD/GDIF/1107ISK08.00	0000007296	ISK	3,000,000,000	49,549,922	09-Nov-2005	09-Nov-2007

Total By Currency				49,549,922

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR02	0000007251	JPY	500,000,000	4,409,365	04-Oct-2005	04-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR01	0000007243	JPY	1,550,000,000	13,586,361	05-Oct-2005	05-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR03	0000007261	JPY	700,000,000	6,094,641	17-Oct-2005	18-Oct-2035

BOND/SELL JPY/IBRD/GDIF/0935JPYSTR07	0000007262	JPY	500,000,000	4,330,504	25-Oct-2005	25-Sep-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR06	0000007267	JPY	600,000,000	5,196,604	25-Oct-2005	25-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR10	0000007276	JPY	500,000,000	4,330,504	25-Oct-2005	26-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR04	0000007263	JPY	500,000,000	4,318,349	26-Oct-2005	26-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR05	0000007266	JPY	1,850,000,000	15,977,890	26-Oct-2005	26-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR07	0000007268	JPY	2,200,000,000	19,000,734	26-Oct-2005	26-Oct-2035

BOND/SELL JPY/IBRD/GDIF/0330JPYSTR02	0000007270	JPY	600,000,000	5,199,081	27-Oct-2005	25-Mar-2030

BOND/SELL JPY/IBRD/GDIF/1035JPYSTR09	0000007273	JPY	4,900,000,000	42,459,166	27-Oct-2005	25-Oct-2035

BOND/SELL JPY/IBRD/GDIF/1135JPYSTR	0000007283	JPY	500,000,000	4,276,611	07-Nov-2005	07-Nov-2035

BOND/SELL JPY/IBRD/GDIF/1120JPYSTR03	0000007282	JPY	500,000,000	4,246,465	09-Nov-2005	09-Nov-2020

BOND/SELL JPY/IBRD/GDIF/1135JPYSTR02	0000007297	JPY	1,000,000,000	8,426,730	16-Nov-2005	16-Nov-2035

BOND/SELL JPY/IBRD/GDIF/1135JPYSTR01	0000007291	JPY	9,250,000,000	77,868,514	21-Nov-2005	21-Nov-2035

BOND/SELL JPY/IBRD/GDIF/1135JPYSTR03	0000007301	JPY	4,200,000,000	35,356,514	21-Nov-2005	21-Nov-2035

BOND/SELL JPY/IBRD/GDIF/1135JPYSTR04	0000007304	JPY	600,000,000	5,050,931	21-Nov-2005	21-Nov-2035

BOND/SELL JPY/IBRD/GDIF/1119JPYSTR04	0000007308	JPY	500,000,000	4,209,109	21-Nov-2005	22-Nov-2019

BOND/SELL JPY/IBRD/GDIF/1220JPYSTR03	0000007319	JPY	1,000,000,000	8,260,026	07-Dec-2005	08-Dec-2020

Total By Currency				272,598,099

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1007NZD05.50	0000007246	NZD	631,000,000	437,062,150	03-Oct-2005	03-Oct-2007

BOND/SELL NZD/IBRD/GDIF/1008NZD05.68	0000007245	NZD	8,000,000	5,570,000	13-Oct-2005	14-Oct-2008

BOND/SELL NZD/IBRD/GDIF/0408NZD05.70	0000007264	NZD	65,000,000	45,022,250	17-Oct-2005	17-Apr-2008

BOND/SELL NZD/IBRD/GDIF/0409NZD06.07	0000007269	NZD	26,000,000	18,098,600	20-Oct-2005	20-Apr-2009

BOND/SELL NZD/IBRD/GDIF/1008NZD06.06	0000007274	NZD	89,000,000	62,353,400	25-Oct-2005	14-Oct-2008

BOND/SELL NZD/IBRD/GDIF/0508NZD05.82	0000007279	NZD	38,000,000	26,736,800	27-Oct-2005	27-May-2008

BOND/SELL NZD/IBRD/GDIF/1107NZD06.22	0000007303	NZD	26,500,000	18,169,725	15-Nov-2005	15-Nov-2007

BOND/SELL NZD/IBRD/GDIF/0808NZD05.94	0000007298	NZD	98,000,000	67,208,400	22-Nov-2005	22-Aug-2008

BOND/SELL NZD/IBRD/GDIF/1108NZD06.00	0000007300	NZD	8,000,000	5,561,600	28-Nov-2005	14-Nov-2008

BOND/SELL NZD/IBRD/GDIF/1208NZD06.00	0000007306	NZD	40,000,000	27,808,000	28-Nov-2005	12-Dec-2008

BOND/SELL NZD/IBRD/GDIF/0609NZD06.18	0000007320	NZD	30,000,000	21,492,000	08-Dec-2005	12-Jun-2009

BOND/SELL NZD/IBRD/GDIF/1208NZD06.26	0000007352	NZD	8,000,000	5,566,000	19-Dec-2005	19-Dec-2008

BOND/SELL NZD/IBRD/GDIF/0808NZD06.12	0000007324	NZD	98,000,000	67,879,700	21-Dec-2005	21-Aug-2008

BOND/SELL NZD/IBRD/GDIF/1207NZD06.26	0000007345	NZD	88,000,000	60,953,200	21-Dec-2005	20-Dec-2007

BOND/SELL NZD/IBRD/GDIF/0708NZD06.12	0000007351	NZD	30,000,000	20,289,000	28-Dec-2005	14-Jul-2008

Total By Currency				889,770,825

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/1107TRY12.00	0000007278	TRY	75,000,000	55,473,373	07-Nov-2005	07-Nov-2007

Total By Currency				55,473,373

United States Dollar

BOND/SELL USD/IBRD/GDIF/0408USD03.28	0000007244	USD	15,000,000	15,000,000	13-Oct-2005	14-Apr-2008

BOND/SELL USD/IBRD/GDIF/1115USDSTR01	0000007290	USD	20,000,000	20,000,000	04-Nov-2005	04-Nov-2015

BOND/SELL USD/IBRD/GDIF/1108USD03.95	0000007305	USD	114,400,000	114,400,000	17-Nov-2005	17-Nov-2008

BOND/SELL USD/IBRD/GDIF/0508USD03.66	0000007299	USD	10,000,000	10,000,000	28-Nov-2005	28-May-2008

BOND/SELL USD/IBRD/GDIF/1109USD04.22	0000007315	USD	90,500,000	90,500,000	28-Nov-2005	25-Nov-2009

BOND/SELL USD/IBRD/GDIF/0107USDFLT	0000007331	USD	12,010,000	12,010,000	05-Dec-2005	14-Jan-2007

BOND/SELL USD/IBRD/GDIF/0407USDFLT	0000007332	USD	12,010,000	12,010,000	05-Dec-2005	14-Apr-2007

BOND/SELL USD/IBRD/GDIF/0707USDFLT	0000007333	USD	206,240,000	206,240,000	05-Dec-2005	14-Jul-2007

BOND/SELL USD/IBRD/GDIF/1007USDFLT	0000007334	USD	25,000,000	25,000,000	05-Dec-2005	14-Oct-2007

BOND/SELL USD/IBRD/GDIF/1108USDFLT	0000007335	USD	188,210,000	188,210,000	05-Dec-2005	14-Nov-2008

BOND/SELL USD/IBRD/GDIF/0911USDFLT	0000007336	USD	53,800,000	53,800,000	05-Dec-2005	14-Sep-2011

BOND/SELL USD/IBRD/GDIF/1215USDSTR	0000007321	USD	15,000,000	15,000,000	08-Dec-2005	08-Dec-2015

BOND/SELL USD/IBRD/GDIF/1208USD03.93	0000007339	USD	25,900,000	25,900,000	19-Dec-2005	19-Dec-2008

BOND/SELL USD/IBRD/GDIF/1207USD03.86	0000007344	USD	5,000,000	5,000,000	21-Dec-2005	20-Dec-2007

BOND/SELL USD/IBRD/GDIF/1209USD04.05	0000007349	USD	5,000,000	5,000,000	21-Dec-2005	21-Dec-2009

BOND/SELL USD/IBRD/GDIF/0709USD04.02	0000007350	USD	10,000,000	10,000,000	28-Dec-2005	14-Jul-2009

Total By Currency				808,070,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/1109ZAR06.72	0000007242	ZAR	73,000,000	11,333,996	06-Oct-2005	10-Nov-2009

BOND/SELL ZAR/IBRD/GDIF/1111ZAR07.05	0000007260	ZAR	55,000,000	8,339,651	24-Oct-2005	10-Nov-2011

BOND/SELL ZAR/IBRD/GDIF/1012ZAR07.11	0000007275	ZAR	68,000,000	10,315,925	07-Nov-2005	10-Oct-2012

BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.02	0000007292	ZAR	60,000,000	8,933,889	21-Nov-2005	10-Dec-2010

BOND/SELL ZAR/IBRD/GDIF/0113ZAR07.17	0000007307	ZAR	70,000,000	10,824,184	05-Dec-2005	10-Jan-2013

BOND/SELL ZAR/IBRD/GDIF/1210ZAR06.66	0000007323	ZAR	60,000,000	9,394,082	21-Dec-2005	10-Dec-2010

Total By Currency				59,141,727

Total					2,701,008,947

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/CB/1105XAU02.18	0000004797	XAU		128,000	59,827,199	13-Nov-2000	14-Nov-2005

BOND/SELL XAU/IBRD/CB/1205XAU02.13	0000004847	XAU		96,000	50,352,000	15-Dec-2000	15-Dec-2005

BOND/SELL XAU/IBRD/GDIF/1105XAU01.00	0000006030	XAU	PHYSICAL	79,807	39,328,806	27-Nov-2002	28-Nov-2005

BOND/SELL XAU/IBRD/CB/1005XAU0.50	0000006602	XAU	PHYSICAL	160,139	75,601,724	16-Oct-2003	17-Oct-2005

BOND/SELL XAU/IBRD/CB/1105XAU0.64	0000006624	XAU	PHYSICAL	127,842	58,513,469	10-Nov-2003	10-Nov-2005

Total By Currency					283,623,198

Total					283,623,198

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/1005AUD04.55	0000005960	AUD		45,000,000	33,727,500	21-Oct-2002	21-Oct-2005

BOND/SELL AUD/IBRD/GDIF/1105AUD04.70	0000006002	AUD		150,000,000	110,175,000	14-Nov-2002	14-Nov-2005

BOND/SELL AUD/IBRD/GDIF/1105AUD04.46	0000006025	AUD		30,000,000	22,018,500	26-Nov-2002	30-Nov-2005

BOND/SELL AUD/IBRD/GDIF/1205AUD04.41	0000006071	AUD		50,000,000	37,472,500	18-Dec-2002	19-Dec-2005

BOND/SELL AUD/IBRD/GDIF/1205AUD04.40	0000006069	AUD		72,000,000	53,960,400	19-Dec-2002	19-Dec-2005

BOND/SELL AUD/IBRD/GDIF/1005AUD04.00	0000006301	AUD		70,000,000	52,594,500	24-Apr-2003	24-Oct-2005

BOND/SELL AUD/IBRD/GDIF/1005AUD04.13	0000006590	AUD		41,000,000	30,643,400	20-Oct-2003	20-Oct-2005

BOND/SELL AUD/IBRD/GDIF/1005AUD04.20	0000006597	AUD		80,000,000	60,108,000	23-Oct-2003	24-Oct-2005

Total By Currency					400,699,800

Euro Currency

BOND/SELL EUR/IBRD/GDIF/1105EUR03.02	0000005360	EUR		45,000,000	52,580,250	19-Nov-2001	21-Nov-2005

BOND/SELL EUR/IBRD/GDIF/1205EUR03.28	0000005413	EUR		20,000,000	23,975,000	20-Dec-2001	20-Dec-2005

Total By Currency					76,555,250

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/1205HUF09.00	0000006759	HUF		13,000,000,000	62,061,393	15-Jun-2004	16-Dec-2005

Total By Currency					62,061,393

Japanese Yen

BOND/SELL JPY/IBRD/MLT/1205JPY03.00	0000000358	JPY	JPY0215MLT01	5,000,000,000	42,905,565	22-Dec-1995	22-Dec-2005

BOND/SELL JPY/IBRD/MLT/1205JPY03.001	0000001052	JPY	JPY0215MLT02	5,000,000,000	42,905,565	22-Mar-1996	22-Dec-2005

Total By Currency					85,811,130

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1105NZD7.5	0000004282	NZD		250,000,000	174,325,000	28-Jan-2000	30-Nov-2005

Total By Currency					174,325,000

United States Dollar

BOND/SELL USD/IBRD/GMTN/1200USDSTR	0000000432	USD	USD0005GMT01	30,000,000	30,000,000	08-Dec-1995	08-Dec-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000001035	USD	USD0741GDI01	500,000,000	500,000,000	05-Nov-1998	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000001057	USD	USD0741GDI02	250,000,000	250,000,000	20-Nov-1998	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000001091	USD	USD0741GDI03	150,000,000	150,000,000	17-Dec-1998	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000001092	USD	USD0741GDI04	100,000,000	100,000,000	17-Dec-1998	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000003367	USD	USD0741GDI05	250,000,000	250,000,000	16-Feb-1999	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1205USD05.85	0000004842	USD		10,000,000	10,000,000	21-Dec-2000	21-Dec-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000005188	USD		250,000,000	250,000,000	19-Jul-2001	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1005USD03.64	0000005321	USD		135,000,000	135,000,000	23-Oct-2001	24-Oct-2005

BOND/SELL USD/IBRD/GDIF/1105USD03.50	0000005357	USD		15,000,000	15,000,000	20-Nov-2001	21-Nov-2005

BOND/SELL USD/IBRD/GDIF/1105USD05.00	0000005408	USD		250,000,000	250,000,000	05-Dec-2001	04-Nov-2005

BOND/SELL USD/IBRD/GDIF/1205USD03.63	0000005411	USD		11,000,000	11,000,000	20-Dec-2001	20-Dec-2005

BOND/SELL USD/IBRD/GDIF/1205USD04.235	0000005452	USD		20,500,000	20,500,000	27-Dec-2001	20-Dec-2005

Total By Currency					1,971,500,000

Total					2,770,952,573

Early Retirement

MTBOC

Euro Currency

BOND/BUY EUR/IBRD/GDIF/1014EUR01.00	0000007258	EUR	BUYBACK	60,000,000	71,562,000	06-Oct-2005	30-Oct-2014

BOND/BUY EUR/IBRD/GDIF/1222EUR00.50	0000007259	EUR	BUYBACK	60,000,000	72,891,000	11-Oct-2005	20-Dec-2022

BOND/BUY EUR/IBRD/GDIF/1018ITLSTR01E	0000007249	EUR		64,557,112	77,678,345	19-Oct-2005	19-Oct-2018

Total By Currency					222,131,345

Pound Sterling

BOND/BUY GBP/IBRD/GDIF/1007GBPSTR	0000007256	GBP		50,000,000	87,667,500	13-Oct-2005	13-Oct-2007

Total By Currency					87,667,500

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR06	0000007247	JPY		1,000,000,000	8,706,630	17-Oct-2005	17-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR07	0000007248	JPY		1,000,000,000	8,706,630	17-Oct-2005	15-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR08	0000007255	JPY		1,000,000,000	8,654,637	21-Oct-2005	21-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR12	0000007257	JPY	2,000,000,000	17,306,278	24-Oct-2005	22-Oct-2032

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR07	0000007281	JPY	1,100,000,000	9,344,603	14-Nov-2005	12-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR05	0000007286	JPY	5,000,000,000	42,091,089	21-Nov-2005	21-Nov-2031

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR08	0000007289	JPY	1,500,000,000	12,627,327	21-Nov-2005	19-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR11	0000007293	JPY	1,500,000,000	12,641,160	25-Nov-2005	25-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR13	0000007294	JPY	1,100,000,000	9,270,184	25-Nov-2005	25-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR15	0000007295	JPY	1,400,000,000	11,787,985	28-Nov-2005	26-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR22	0000007322	JPY	1,000,000,000	8,253,208	08-Dec-2005	08-Dec-2032

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR13	0000007309	JPY	1,100,000,000	9,079,654	09-Dec-2005	09-Dec-2032

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR06	0000007310	JPY	4,600,000,000	38,205,980	12-Dec-2005	12-Dec-2031

BOND/BUY JPY/IBRD/GDIF/1220JPYSTR	0000007338	JPY	1,000,000,000	8,296,345	14-Dec-2005	14-Dec-2020

BOND/BUY JPY/IBRD/GDIF/1228JPYSTR	0000007314	JPY	2,000,000,000	17,247,327	19-Dec-2005	18-Dec-2028

BOND/BUY JPY/IBRD/GDIF/1218JPYSTR	0000007318	JPY	1,000,000,000	8,623,663	19-Dec-2005	17-Dec-2018

BOND/BUY JPY/IBRD/GDIF/1220JPYSTR02	0000007340	JPY	1,000,000,000	8,623,663	19-Dec-2005	18-Dec-2020

Total By Currency				239,466,363

United States Dollar

BOND/BUY USD/IBRD/GDIF/0419USDSTR01	0000007252	USD	13,000,000	13,000,000	17-Oct-2005	15-Apr-2019

BOND/BUY USD/IBRD/GDIF/1014USDSTR01	0000007265	USD	20,000,000	20,000,000	21-Oct-2005	21-Oct-2014

BOND/BUY USD/IBRD/GDIF/1214USDSTR	0000007311	USD		20,000,000	20,000,000	02-Dec-2005	02-Dec-2014

Total By Currency					53,000,000

Total					602,265,208

MTBOZ

South African Rand

BOND/BUY ZAR/IBRD/GMTN/0727ZAR00.00	0000007280	ZAR	BUYBACK	1,794,995,000	272,175,128	24-Oct-2005	14-Jul-2027

Total By Currency					272,175,128

Total					272,175,128